UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42459

DIGINEX LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

25 Wilton Road, Victoria

London

Greater London

SW1V 1LW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Resignation of Directors and Officers and Officer Appointments

On August 28, 2026, Lubomila Jordanova provided notice to Diginex Limited (the “Company”) that she resigned as the Company’s Chief Executive Officer and as a member of the Company’s Board of Directors (the “Board”), both effective August 31, 2026. Ms. Jordanova’s resignation was due to personal reasons and was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. Pursuant to an amendment to Ms. Jordanova’s employment agreement, dated August 31, 2026, the Company engaged Ms. Jordanova, through Rippling Switzerland GmbH, to serve as Senor Advisor to the Board, commencing on September 1, 2026 and ending on February 28, 2027, with an annual salary of CHF 321,559.80.

On September 3, 2026, the Company received written notice from Mr. Tomicah Tillemann-Dick, a member of the Board, of his intent to resign from the Board, effective as of September 3, 2026. Mr. Tillemann-Dick’s resignation also resulted in his ceasing to serve as a member of the Company’s Audit & Risk Committee and the Company’s Nomination & Compensation Committee. Mr. Tillemann-Dick’s resignation was due to personal reasons and was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

On August 31, 2026, the Board appointed the Company’s Chief Impact Officer, Archana Kotecha, as interim Chief Executive Officer of the Company, effective on August 31, 2026.

On August 31, 2026, the Board appointed Graham Bridges as the Chief Technology Officer of the Company, effective on August 31, 2026.

On August 14, 2026, Jacob S. Friedman tendered his resignation as Chief Operating Officer of the Company, effective September 30, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIGINEX LIMITED

Date: September 4, 2026		/s/ Archana Kotecha
	Name:	Archana Kotecha
	Title:	Interim Chief Executive Officer
(Principal Executive Officer)